Exhibit 99.1

November 12, 2013

Mr. Tim Pownell

Vice President, Corporate Strategy and Planning

Quantum Resources Management, LLC

5 Houston Center

1401 McKinney Street, Suite 2400

Houston, Texas 77010

Re:	QR Energy, LP
Reserves and Future Net Revenues
As of December 31, 2012
SEC Price Case

Dear Mr. Pownell:

At your request, Miller and Lents, Ltd. (MLL) estimated the proved oil, gas, and natural gas liquids (NGL) reserves and projected future net revenues associated with these reserves as of December 31, 2012, attributable to the QR Energy, LP (QR Energy) net interests in properties located in the continental United States in Alabama, Arkansas, Florida, Kansas, Louisiana, Michigan, New Mexico, Oklahoma, and Texas. This report was prepared for QR Energy’s use in financial reporting and planning, including inclusion as an exhibit in certain Securities and Exchange Commission filings by QR Energy, and was completed on November 12, 2013. This report is an abbreviated version of our report dated January 29, 2013, as requested by QR Energy.

MLL performed its evaluation, designated as the SEC Price Case, using prices, operating expenses, and capital expenditures provided by QR Energy. The SEC Price Case assumes no future escalation of product prices, operating expenses or capital expenditures above the respective December 31, 2012 values. The aggregate results of MLL’s evaluation are as follows:

Reserves and Future Net Revenues as of December 31, 2012

	Net Reserves			Future Net Revenues
Reserves Category	Oil, MBbls.	Gas, MMcf	NGL, MBbls.	Undiscounted, M$	Discounted at 10% Per Year, MS
Proved Producing	39,607	124,373	6,892	2,261,167	1,270,838
Proved Nonproducing	4,880	7,327	1,233	252,538	129,852

Proved Developed	44,487	131,700	8,125	2,513,705	1,400,689

Proved Undeveloped	12,351	58,620	2,428	716,151	206,153

Total Proved	56,838	190,320	10,552	3,229,856	1,606,841

Reserves and future net revenues were estimated in accordance with the standards of the Securities and Exchange Commission Regulation S-X, Rule 4-10(a) as shown in Appendix 1. Gas volumes for each property are stated at the pressure and temperature bases appropriate for the sales contract or state regulatory authority. Total gas reserves were obtained by summing the reserves for all the individual properties and are, therefore, stated herein at a mixed pressure base. No provisions for the possible consequences of product sales imbalances, if any, were included in MLL’s projections since we have received no relevant data. Analysis of gas plants and gathering systems was beyond the scope of this evaluation. Therefore, MLL assumed that these facilities will continue to operate through the economic life of the wells included herein.

Mr. Tim Pownell	November 12, 2013
Quantum Resources Management, LLC	Page 2

Future net revenues as used herein are defined as the total revenues attributable to (1) QR Energy’s working interest less royalties, overriding royalties, net profits interests payments, production and ad valorem taxes, operating costs, and future capital expenditures; and (2) QR Energy’s royalty interest less production and ad valorem taxes. MLL’s projections of future net revenues are shown both undiscounted and discounted at 10 percent per year. The effects of depreciation, depletion, or Federal Income Tax are not considered. Estimates of future net revenues and discounted future net revenues are not intended and should not be interpreted to represent fair market value for the estimated reserves.

Abandonment costs were provided by QR Energy. For certain properties, QR Energy estimates that the cost of abandonment will be equal to the salvage value of existing equipment at the time of abandonment. Future costs, if any, to satisfy environmental standards were not deducted from future net revenues as such estimates were beyond the scope of this assignment.

Future prices and costs were provided by QR Energy. No future escalation of prices or costs were assumed. Operating costs, capital costs, price differentials, tax rates, NGL yields, and BTU and shrinkage adjustments were included for each well or lease based on recent actual averages as provided by QR Energy. In addition, estimated account balances for net profits interests calculations were provided by Quantum. MLL did not independently verify the calculation of these values as such was beyond the scope or our evaluation. Operating expenses included components of field and plant costs, cost per well per month and cost per unit volume produced. Ad valorem and severance taxes were projected based on recent averages or legislated rates. Capital costs for drilling and completion of future wells and recompletion of existing wells were based on recent actual experience and estimates as provided by QR Energy.

Product prices were projected using selected spot price benchmarks (West Texas Intermediate crude oil sold at Cushing, Oklahoma and gas sold at the Henry Hub) with appropriate differentials applied for each well, lease, or area. The SEC prices applicable for year-end 2012 reserves disclosures are calculated for each product as the average of the prices existent on the first day of each month in 2012. For our cash flow projections, constant prices were used throughout the life of production in accordance with SEC guidelines. The SEC-compliant benchmark prices used herein are $94.71 per barrel for oil and $2.758 per million Btu for gas. Price adjustments were made for each property based on differentials between benchmark and actual prices as estimated by QR Energy and include considerations such as gas Btu content, oil gravity, and transportation charges. The actual average prices used in this report for proved reserves, after appropriate adjustments, were $96.86 per barrel for oil, $42.16 per barrel for NGLs, and $2.81 per Mcf for gas.

QR Energy has advised us that MLL’s estimates herein represent 100 percent of its booked proved reserves for year-end 2012 and all reserves are in the United States.

Reserves estimates were based on decline curve extrapolations, material balance calculations, volumetric calculations, analogies, or combinations of these methods for each well, reservoir, or field as necessary to prepare the report. Proved producing reserves were based primarily on extrapolation of historical performance trends. In some cases with wells producing at high water-cuts, water-oil ratios versus cumulative production trends were used to estimate reserves. MLL relied mainly on production rate versus time decline curves. Estimates and projections for proved nonproducing and proved undeveloped reserves were mainly based on volumetric calculations or analogies. Reserves estimates from analogies and volumetric calculations are often less certain than reserves estimates based on well performance obtained over a period during which a substantial portion of the reserves were produced.

In conducting this evaluation, MLL relied upon accounting; cost; ownership; price differential; NGL yield; geological, geophysical, and engineering data; production histories and adopted development plans supplied by QR Energy; and non-confidential data from public records or commercial data services. These data were accepted as represented and are considered appropriate for the purpose served by the report. MLL used all methods, procedures, and assumptions as it considered necessary and appropriate under the circumstances in using the data provided to prepare the report.

The evaluations presented in this report, with the exceptions of those parameters specified by others, reflect our informed judgments and are subject to the inherent uncertainties associated with interpretation of geological, geophysical, and engineering information. These uncertainties include, but are not limited to, (1) the utilization of analogous or indirect data and (2) the application of professional judgments. Government policies and market conditions different from those employed in this study may cause (1) the total quantity of oil, natural gas liquids, or gas to be recovered; (2) actual production rates; (3) prices received; or (4) operating and capital costs to vary from those presented in this report. At this time, MLL is not aware of any regulations that would affect QR Energy’s ability to recover the estimated reserves. Minor precision inconsistencies in subtotals may exist in the report due to truncation or rounding of aggregated values.

Mr. Tim Pownell	November 12, 2013
Quantum Resources Management, LLC	Page 3

Miller and Lents, Ltd. is an independent oil and gas consulting firm. No director, officer, or key employee of Miller and Lents, Ltd. has any financial ownership in QR Energy or any affiliate of Quantum Resources Management, LLC. MLL’s compensation for the required investigations and preparation of this report is not contingent upon the results obtained and reported, and we have not performed other work that would affect MLL’s objectivity. Production of this report was supervised by R. Lee Comer, Jr., an officer of the firm who is a professionally qualified and licensed Professional Engineer in the State of Texas with more than 25 years of relevant experience in the estimation, assessment, and evaluation of oil and gas reserves.

Very truly yours,

MILLER AND LENTS, LTD.
Texas Registered Engineering Firm No. F-1442

By	/s/ R. Lee Comer, Jr.
R. Lee Comer, Jr., P.E.
Vice President

By	/s/ Carl D. Richard
Carl D. Richard, P.E.
Senior Vice President

RLC/CDR/jj

Appendix 1

Reserves Definitions In Accordance With

Securities and Exchange Commission Regulation S-X

Reserves

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Proved Oil and Gas Reserves

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

1.	The area of the reservoir considered as proved includes:

a.	The area identified by drilling and limited by fluid contacts, if any, and

b.	Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

2.	In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

3.	Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

4.	Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

a.	Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

b.	The project has been approved for development by all necessary parties and entities, including governmental entities.

Appendix 1

5.	Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed Oil and Gas Reserves

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

1.	Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

2.	Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped Oil and Gas Reserves

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

1.	Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

2.	Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

3.	Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined below, or by other evidence using reliable technology establishing reasonable certainty.

Analogous Reservoir

Analogous reservoirs, as used in resources assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature, and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, an “analogous reservoir” refers to a reservoir that shares the following characteristics with the reservoir of interest:

1.	Same geological formation (but not necessarily in pressure communication with the reservoir of interest);

2.	Same environment of deposition;

3.	Similar geological structure; and

4.	Same drive mechanism.

Reservoir properties must, in aggregate, be no more favorable in the analog than in the reservoir of interest.

Appendix 1

Probable Reserves

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

1.	When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

2.	Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

3.	Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

4.	See also guidelines in Items 4 and 6 under Possible Reserves.

Possible Reserves

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

1.	When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

2.	Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

3.	Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

4.	The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

5.	Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

6.	Pursuant to Item 3 under Proved Oil and Gas Reserves, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.